

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. James McCubbin
Chief Financial Officer
Widepoint Corporation
18W100 22nd St.
Oakbrook Terrace, IL 60181
Also via fax at (443)782-0096

      Re: **Widepoint Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 31, 2010
               File No. 001-33035

Dear Mr. McCubbin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief